Exhibit (c)(xi)

PRELIMINARY & CONFIDENTIAL | SUBJECT TO REVIEW PROJECT NORSE UPDATE OCTOBER 2, 2024

PRELIMINARY & CONFIDENTIAL | SUBJECT TO REVIEW

PROPOSED TRANSACTION SUMMARY

- **Proposal contemplates in-the-money options and RSUs that vest by assumed transaction close; unvested PSUs and RSUs of ~9MM to be replaced by revised compensation plan**
- **The details of the revised compensation plan have not been provided by the Bid Group and may create a new balance sheet liability**
- **Proposal introduces a termination right of the Bid Group in the event of a "change of control" repurchase trigger under the Company's debt instruments**

#	Sources	Original $MM	Initial Revision $MM	Second Revision $MM	Notes Reflecting Latest Proposal
1	Company Cash on Balance Sheet	$620	$620	$620	• Estimate for FY2024 year-end
2	Company Existing Debt	2,615	2,690	2,690	• From Q2 2024A Balance Sheet, inclusive of unamortized discounts and debt issuance costs
3	New Transaction Debt	250	325	400	• Likely funded through $1-1.2Bn ABL, with drawn balance paid off 1 year after transaction close to • Commitment letters to be provided at signing
4	Family Investor Equity Roll	1,141	1,146	1,184	• Current holdings (49.6MM shares)
5	Family New Equity	454	467	454	• Direct loan from Liverpool to Family Group (carried on Liverpool Balance Sheet)
6	Liverpool Equity Roll	362	362	374	• Current holdings (15.8MM shares)
7	Liverpool New Equity	1,226	1,244	1,257	• Likely funded through $1.2Bn Balance Sheet cash with debt covering potential shortfall
	Total Sources	**$6,669**	**$6,855**	**$6,980**	

#	Uses	Original $MM	Initial Revision $MM	Second Revision $MM	Notes Reflecting Latest Proposal
8	Company Equity Value	$3,764	$3,800	$3,925	• Based on Q2 2024A basic shares outstanding (164.2MM) plus dilutive equity securities at assumed transaction close of ~0.6MM in-the-money options and ~0.5MM of vested RSUs at $23.75 / share
9	Existing Debt	2,615	2,690	2,690	• From Q2 2024A Balance Sheet, inclusive of unamortized discounts and debt issuance costs
10	SERP Funding	140	140	140	• Unfunded balance ($168MM) to be funded into trust upon transaction close • Family Group to waive $28MM portion • Treated as transaction fees
11	Preliminary Transaction Fees	50	125	125	• Fully accounts for advisor fee estimates provided by Company advisors and financing fees required to consummate the transaction
12	Minimum Cash	100	100	100	• Based on Family Group advisor estimates, with new $1-1.2Bn ABL facility intended to fund seasonal working capital and liquidity needs
	Total Uses	**$6,669**	**$6,855**	**$6,980**	
	Memo: Price Per Share	*$23.00*	*$23.00*	*$23.75*	

Key Revisions vs. Prior Offer

2

PRELIMINARY & CONFIDENTIAL | SUBJECT TO REVIEW Illustrative Price Per Share Aggregate Value $6,733 $6,688 $6,600 $6,511 $6,423 $6,335 $6,246 $6,158 $6,026 5.7x 5.7x 5.6x 5.5x 5.5x 5.4x 5.3x 5.2x 5.1x $1,178 Management LTP - 2024E 5.9x 5.9x 5.8x 5.7x 5.7x 5.6x 5.5x 5.4x 5.3x $1,133 Consensus - 2024E 10.0% 10.2% 10.7% 11.1% 11.6% 12.1% 12.6% 13.1% 13.9% Internal Rate of Return (IRR) 1.6x 1.6x 1.6x 1.7x 1.7x 1.7x 1.8x 1.8x 1.8x Multiple on Invested Capital (MOIC) Moody's S&P 3.2x 3.3x 3.3x 3.4x 3.4x 3.4x 3.4x 3.2x 3.2x 3.4x 3.4x 3.3x 3.3x 3.3x 3.2x 3.2x 3.2x 3.1x Illustrative Agency - Defined AV / Adj. EBITDA (3) Illustrative Bid Group Returns (4,5) $27.00 $26.75 $26.25 $25.75 $25.25 $24.75 $24.25 +14% +13% +11% +8% +6% +4% +2% $23.75 $23.00 Metric +58% +57% +54% +51% +48% +45% +42% +39% +35% $17.06 vs. Unaffected (3/18/24) +42% +40% +38% +35% +32% +30% +27% +24% +21% $19.08 Premium / vs. Unaffected 30D VWAP +18% +17% +15% +13% +11% +8% +6% +4% +1% $22.82 (Discount) vs. Pre - Proposal (9/3/24) +20% +19% +17% +14% +12% +10% +8% +6% +2% $22.49 vs. Current (9/30/24) 174.9 174.8 174.8 174.7 174.7 174.7 174.6 174.6 174.5 Diluted Shares Outstanding (1) $4,721 $4,677 $4,588 $4,500 $4,411 $4,323 $4,235 $4,147 $4,014 Equity Value 2,011 2,011 2,011 2,011 2,011 2,011 2,011 2,011 2,011 Plus: Status Quo Current Net Debt (2) 3 ILLUSTRATIVE NORSE TAKE PRIVATE AT VARIOUS PRICES Source: Norse management, Moody’s, S&P, Fitch, company filings and FactSet as of September 30, 2024, except where otherwise noted. (6) Note: Dollars in millions, except per share amounts. (1) Includes all outstanding options, unvested RSUs and unvested PSUs. Proposal implied share count contemplates only outstanding options and RSUs vesting prior to assumed transaction close on February 1, 2025. (2) Reflects current debt of $2,690 and cash of $679. (3) Adj. EBITDA figures unburdened by amortization of developer reimbursements. (4) Assumes illustrative 4.5x AV / LTM EBITDA exit at FY’28E year - end. (5) Illustratively assumes the management LTP, transaction close on February 1, 2025, 100% of excess cash flow post - close swept to common equity as dividends after drawn ABL balance is paid down, $100mm minimum cash and illustrative total transaction fees of $125mm, any incremental purchase price is funded by new transaction debt and ABL cost as outlined in the commitment letter draft. Illustrative ratings breakpoints at various prices not reflective of other potential qualitative factors Illustrative Breakpoints (6) Moody’s: 4.0x S&P: 3.0x 4.2x 4.2x 4.2x 4.2x 4.1x 4.1x 4.1x 4.0x 4.0x Fitch Fitch: 4.0x Leverage Ratios $726 $701 $651 $601 $551 $500 $450 $400 $325 Memo: New Transaction Debt (2024E PF) (5) +$50 +$100 +$151 +$201 +$251 +$301 +$326 – Incremental Capital vs. 9/26 Proposal ($75) Bid Group Funding

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PRELIMINARY & CONFIDENTIAL | SUBJECT TO REVIEW 68 LEGAL DISCLAIMER – CENTERVIEW This presentation has been prepared by Centerview Partners LLC (“Centerview”) for use solely by Norse (“the Company”) and for no other purpose. The information contained herein is based upon information supplied by or on behalf of the Company and publicly available information, and portions of the information contained herein may be based upon statements, estimates and forecasts provided by the Company. Centerview has relied upon the accuracy and completeness of the foregoing information, and has not assumed any responsibility for any independent verification of such information or for any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or any other entity, or concerning the solvency or fair value of the Company or any other entity. With respect to financial forecasts, Centerview has assumed that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company, and at your direction Centerview has relied upon such forecasts, as provided by the Company’s management, with respect to the Company. Centerview assumes no responsibility for and expresses no view as to such forecasts or the assumptions on which they are based. The information set forth herein is based upon economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, unless indicated otherwise and Centerview assumes no obligation to update or otherwise revise these materials. The financial analysis in this presentation is complex and is not necessarily susceptible to a partial analysis or summary description. In performing this financial analysis, Centerview has considered the results of its analysis as a whole and did not necessarily attribute a particular weight to any particular portion of the analysis considered. Furthermore, selecting any portion of Centerview’s analysis, without considering the analysis as a whole, would create an incomplete view of the process underlying its financial analysis. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analysis described above should not be taken to be Centerview’s view of the actual value of the Company. These materials and the information contained herein are confidential, were not prepared with a view toward public disclosure, and may not be disclosed publicly or made available to third parties without the prior written consent of Centerview. These materials and any other advice, written or oral, rendered by Centerview are intended solely for the benefit and use of the Board of Directors of the Company (in its capacity as such) in its consideration of the proposed transaction, and are not for the benefit of, and do not convey any rights or remedies for any holder of securities of the Company or any other person. Centerview will not be responsible for and has not provided any tax, accounting, actuarial, legal or other specialist advice. These materials are not intended to provide the sole basis for evaluating the proposed transaction, and this presentation does not represent a fairness opinion, recommendation, valuation or opinion of any kind, and is necessarily incomplete and should be viewed solely in conjunction with the oral presentation provided by Centerview.